ImmunoBiotics, Inc.
1060 Calle Negocio, Suite B
 San Clemente California 92673

June 16, 2008

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C.  20549
Attention:        Jeffrey P. Riedler
Assistant Director

Re:        ImmunoBiotics, Inc.
Registration Statement on Form S-1
Filed June 13, 2008
File No.: 333-151372

Dear Mr. Riedler:

ImmunoBiotics, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 1:00 p.m. Eastern Daylight Time on June 18, 2008 or as soon thereafter as reasonably practicable.

In making this request, the Company acknowledges that (i) should the Securities and Exchange Commission or the staff declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IMMUNOBIOTICS, INC.
By: /s/ Thomas Lahey ________________
Thomas Lahey, Chief Executive Officer